Exhibit 4.2
Individual Terms of Service Agreements of Members of the Management Board of Deutsche Bank AG
     The service agreement of each member of the Management Board of Deutsche Bank Aktiengesellschaft in effect in 2005 is in the form set forth in Exhibit 4.1 to Deutsche Bank’s 2004 Annual Report on Form 20-F. The individual terms of these agreements for each member for 2005 are as follows (amounts in €):

		Annual	Target	Group Plan	Mid-Term
Member of the	Effective	Basic Salary	Bonus	RoE	Incentive	Individual
Management Board	Date	(§ 3(1))	(Annex A)	(Annex A)	(Annex B)	Deviations
Dr. Josef Ackermann	Jan. 1, 2004	1,150,000	4,500,000	23.7%	4,350,000	—
Dr. Clemens Boersig	Jan. 1, 2004	800,000	1,500,000	23.7%	1,950,000	*
Dr. Tessen von Heydebreck	Jan. 1, 2004	800,000	1,500,000	23.7%	1,950,000	—
Hermann-Josef Lamberti	Jan. 1, 2004	800,000	1,500,000	23.7%	1,950,000	—

*	The last paragraph of Section 12 does not apply.